Mail Stop 3561

      October 21, 2005

Mr. David LaDuke, President
Sputnik, Inc.
650 Townsend Street, Suite 320
San Francisco, CA 94103

      Re:	Sputnik, Inc.
   Registration Statement on Form SB-2
      Amendment No. 1 filed September 13, 2005
		File No. 333-126158

Dear Mr. LaDuke:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.   Please note that the page numbers
referred to below refer to the numbering of the non-EDGAR marked copy.

Registration Statement Facing Page

1. Please include the Commission registration number on this page in all future amendments to this registration statement.

2. The last paragraph after the fee calculation belongs on the prospectus cover, if applicable.


Risk Factors, page 9

3. In risk factor three, regarding intellectual property rights, please expand the narrative to discuss the risk to the company for not taking any formal legal action to protect its intellectual property against third parties.

4. The last risk factor repeats risk factor eight.

Use of Proceeds, page 13

5. Please describe in more detail the use of proceeds if less than half of the offering is raised. See Item 504 of Regulation S-B.

Dilution, page 15

6. We have reviewed your response to comment 15 and your disclosure for the pro forma net tangible book value for 50% of the maximum offering and the maximum offering and it is unclear how you determine the value of $319,579 and $569,479 respectively. The net tangible book value at June 30, 2005 of $11,658 plus the proceeds of 50% and
100% of the offering does not appear to reconcile to the amounts disclosed. Please clarify and revise.

Plan of Distribution, page 17

7. The representations specified in the subscription agreement requiring subscribers to represent that "Subscriber has...read, and understands the Prospectus" should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation.

Legal Proceedings, page 20

8. Discuss in full hereunder the legal settlement with David Sifry and Technorati or cross-reference to other appropriate parts of the prospectus.  Clarify whether the cash and shares have, in fact, been
paid. Estimate the fair value of the 20,000 shares of Technorati. See also our comment below concerning the June interim financial statements.
Security Ownership of Certain Beneficial Owners and Management,
page
21

9. Please update the beneficial ownership table.

Description of Business, page 25

10. We reissue in part our previous comment 25. Please describe the business development of the company since inception or at least the past three years as required by Item 101(a) of Regulation S-B.

11. We reissue in part our previous comment 26. Please include the names of the developers and describe the principal terms of the agreements between the company and the developers. Please file the agreements as exhibits. See Items 101(b)(1) and (7) and 601(b)(10)
of Regulation S-B.

12. Please describe any ongoing services that the company provides to purchasers. See Item 101(b)(1) and (2) of Regulation S-B.

13. Please name the principal suppliers. See Item 101(b)(5) of Regulation S-B.

14. Please describe how the company sells or markets its products and services. See Item 101(b)(1) and (2) of Regulation S-B.

15. We note the statement that "Sputnik Wi-Fi networks are deployed in businesses and public venues such as hotels, airports, resorts, RV parks, commercial and residential real estate, cafes, and marinas."
Please describe whether the company sells its products directly to these businesses and whether the company installs the products.

16. Please describe whether the company charges a fee for the online and phone based technical support services and both online and in-person training at your facilities.

17. In this section or the MD&A section, please describe the fees received from subscriptions, purchases of the software and resales of the hardware.

Competition, page 27

18. Please describe the stage of development for the software and services that enable customers to "charge for Wi-Fi access; enter into roaming agreements; offer free Wi-Fi services supported by localized advertising; and offer voice over internet protocol
(VoIP)
telephone service over Wi-Fi."


Other

19. We reissue our previous comment 37. If considered material to this business, please include a separate section that discusses in detail the need for any governmental approval of principal products or services and the effect of existing or probable governmental regulation on the business. See Item 101(b)(8) and (9) of Regulation
S-B.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

20. We reissue our previous comment 40. Please name the founders and consultants that received the 7,704,061 shares of the common stock and discuss the nature and effect of the transaction. See Note 2 of the interim financial statements.

Results of Operations, page 31
21. Please describe the profit margins on the resale of the hardware.

Certain Relationships and Related Transactions, page 38

22. Please significantly revise this section to give the names of the persons, their relationship to the issuer, nature of the persons` interests in the transactions, and the amount of such interests as required by Item 404(a) of Regulation S-B. Please remove from this section most of the information discussing the services to be provided by GoPublicToday.com. These services should be discussed and analyzed in the business section, distribution section and/or MD&A section. In those sections, please describe, without copying verbatim from the agreement, the work in which GoPublicToday.com and its affiliates have or will perform for Sputnik. Please include all affiliates such as Public Company Management Corporation and all of its lines of business and/or subsidiaries. In addition, please discuss any work in which M&A Capital Advisers, LLC will perform for
Sputnik and its affiliates. Please describe all arrangements and agreements in detail including fees, and any preliminary agreements, including the Contract for Services between GoPublicToday.com and the company.

23. Please clarify the registrant`s promoter(s). See Item 404(d) of
Regulation S-B.

24. Update the second-to-last paragraph of this section to the date of the prospectus.






Market for Common Equity and Related Stockholder Matters, page 42

Where You Can Find Additional Information, page 44

25. Please include the Commission`s new address: 100 F Street,
N.E.,
Washington, DC 20549.

Executive Compensation, page 45

26. Please disclose all non-cash compensation paid to Mr. LaDuke, including the shares to Mr. LaDuke that were approved in December
2004. This section of the prospectus must be reconciled with the financial statements.

Other

27. We reissue our previous comment 58. Please include the disclosure regarding the determination of the offering price as required by Item 505 of Regulation S-B.

December 31, 2004 Financial Statements

Statement of Stockholders` Deficit, page 38

28. We have reviewed your response to comment 60; however, we disagree that the information requested is meaningless and not required. Rule 3-04 of Regulation S-X and paragraph (10) of APB12 states that the changes in each caption of stockholder`s equity (i.e., common stock, additional paid in capital, accumulated deficit) presented in the balance sheet shall be presented in the form of a reconciliation from the beginning balance to the ending balance for each period for which an income statement is required. We are reissuing our comment; please revise to present each issuance of common stock and the related amounts ($) at par value and include in a separate column the amounts ($) attributable to additional paid in capital.

Statements of Cash Flows, page 39

29. We have reviewed your response to comment 65 and the statement of cash flows. It does not appear our comment was addressed.
Therefore, the comment is being reissued in its entirety. We noted the $2,700 deposit represents a security deposit for your operating lease agreement. Please revise to include the cash flows from this transaction as an operating activity.




Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

General

30. In reviewing the financial statements we noted several issuances of equity instruments to employees and non-employees for goods and services. Please provide disclosure relating to the accounting method and policy utilized by the company to account for these transactions. Please refer to the guidance of SFAS 123 (as amended by SFAS 148), and EITF 96-18.

Revenue Recognition, page 40

31. We have read your response to comment 66 and it does not appear to address our comment as it was issued. Therefore, we are reissuing our comment in its entirety. The disclosures on page 20 (Description of Business) and on your website suggests that you are selling a suite of products and services which include your software products, hardware, installation, services and training. Please revise your disclosure to provide a detailed description of each of your significant revenue generating activities. Your disclosure should address the criteria for revenue recognition as set forth in SOP 97-2 and SOP 98-9. In your response, please explain how you analyzed the consensus in concluding when revenue from your products and services should be recognized. We may have further comment upon review of your response.

32. We noted from your disclosure in MD&A (page 23) that a significant amount of your revenue and cost of revenue is generated from computer hardware sales (Wi-Fi access points, antennas, and accessories). Your disclosure also indicates that you purchase computer hardware from a third-party which you resell as Sputnik-branded hardware products. It appears that you are recording revenue on a gross basis for these product sales. Please provide to us an analysis of EITF 99-19, Reporting Revenue Gross as a Principal versus
Net as an Agent. Your analysis should address each of the indicators discussed in the related technical guidance. Please advise or revise.

Note 4 - Income Taxes, page 41

33. We noted that the financial statements for the year ended December 31, 2004 have been restated for an additional net loss amount of $587,739. Please clarify whether the restatement of the financial statements impacts the amounts reported as net operating loss carry forward and deferred tax asset at December 31, 2004.


Note 5 - Commitments, page 42

34. We have reviewed your response to comment 68 and your adjusted disclosure noting that Sputnik has made no cash payments to GPT and none of the obligation is recorded at December 31, 2004. It appears from review of section three of the agreement (filed as exhibit 10.1), upon execution (December 22, 2004) you were required to pay GPT a non-refundable retainer of $19,000 resulting in an obligation as of December 31, 2004. Accordingly, we would expect the $19,000 to have been recorded as an obligation at December 31, 2004. Please revise your financial statements or tell us why this obligation is not required to be recorded and how your accounting treatment complies with GAAP.

35. We have reviewed your response to comment 69 and the disclosure on page 42 stating the cost of the issuance of the 500,000 shares to
GPT ($50,000) was included in the December 31, 2004 statement of operations. It does not appear that this amount was recorded in stock payable or as an issuance of stock in the statement of stockholders` deficit at December 31, 2004. Please clarify and revise.

36. We read your response to comment 74 and your revised disclosure.
It appears from your response the warrant was never issued to DLA Piper Rudnick Gray Cary. If this warrant was not issued, it is unclear why the settlement to cancel the warrant was entered into in
April 2005. Please clarify the following: if the settlement of the obligation to DLA Piper Rudnick Gray Cary occurred; if the company has a current obligation to DLA Piper Rudnick Gray Cary; and where the obligation is currently recorded in the financial statements.

Note 8 - Restatement, page 44

37. We noted that the financial statements for the fiscal years ended
December 31, 2003 and 2004 have been restated. It does not appear that the nature of the error (or errors) in the previously issued financial statements was disclosed as required by paragraph (37) of
APB No. 20. For example, it is unclear why the number of shares previously reported on page 32 of the SB-2 filed on June 28, 2005 as shares issued and outstanding has been changed. In addition, the number of shares previously reported on page 34 of the SB-2 filed on
June 28, 2005 as shares issued for cash has decreased. Please clarify and revise.

June 30, 2005 Unaudited Interim Financial Statements

General

38. Please revise the interim financial statements to conform to any changes made to the December 31, 2004 financial statements, as necessary.
39. Considering a significant amount of equity transactions has occurred, please revise to include a statement of stockholders` deficit.

Statement of Operations, page 48

40. We noted the disclosure $61,000 for the gain on legal
settlement.
It appears from the review of section 1(b) of the settlement agreement (filed as exhibit 10-2) that Sputnik was to receive 20,000 shares of Technorati stock as part of the settlement. Please clarify if these shares were received and the accounting treatment utilized to record the issuance of these shares.

41. Please remove the interim statements of operations for the three months ended June 30, 2005 and 2004. Registration statements require interim financial statements for the year-to-date periods only, in this case, the six-months ended June 30, 2005 and 2004.

Note 2 - Equity, page 50

42. We noted that in May 2005, 7,704,061 shares valued at $763,441 were issued to settle the accrued stock payable. This does not appear to reconcile with 6,394,061 shares value at $632,441 that were disclosed on pages 42 and 43 of the December 31, 2004 financial statements. Please clarify and revise.

Other Regulatory

43. Please provide a current consent of the independent accountants in any amendment.

Part II

Exhibits

44. We note that exhibit 10.2, General Release and Settlement Agreement with former Officer and Director is incomplete. Please note that agreements are required to be filed in their entirety unless such portions of agreements are granted a request for confidential treatment under Rule 406 of Regulation C. Please either submit a request for confidential treatment for such portions of the agreement or refile the agreement in its entirety.






Staff Legal Bulletin 1 (CF) sets forth the Division`s views regarding the proper preparation of a confidential treatment request for information required to be included in a filing. Information in the bulletin should assist you in preparing your amended confidential treatment request. The Bulletin is available on the SEC Web Address http://www.sec.gov. Please select "Staff Legal Bulletins" then select "SLB 1" and "SLB 1A."

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or Don Rinehart who supervised the review of your filing, at (202) 551-3235 with any other questions.

								Sincerely,



								John Reynolds
      Assistant Director

cc:	Michael Williams
	Fax (813) 832-5284


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David LaDuke
Sputnik, Inc.
October 21, 2005
Page 1